             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.  20549
                  -----------------------

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (Amendment No. 1)1

                  Pure Cycle Corporation
  -------------------------------------------------------

                      (Name of issuer)

           Common Stock, Par Value 1/3 of $.01
  -------------------------------------------------------
             (Title of class of securities)

                        746228 10 5
  -------------------------------------------------------
                       (CUSIP number)

              Mark W. Harding, (303) 292-3456
  -------------------------------------------------------
     5650 York Street, Commerce City, Colorado  80022
      (Name, address and telephone number of person authorized to receive notices and communications)

                       March 12, 1996
  -------------------------------------------------------
  (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .
     Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note.   Six  copies of this statement,  including  all
exhibits, should  be  filed  with the Commission.  See  Rule
13d-1(a) for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        PAGE 2 0F 13

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Mark W. Harding

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) ___
                                                  (b) ___
  Not applicable

3 SEC USE ONLY

4 SOURCE OF FUNDS*

  PF

5 HECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

  Not applicable

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America


NUMBER OF        7   SOLE VOTING POWER
SHARES                   6,210,000
BENEFICIALLY     8   SHARED VOTING POWER
OWNED BY                 0
EACH             9   SOLE DISPOSITIVE POWER
REPORTING                6,210,000
PERSON WITH     10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

  6,210,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

  Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  7.4%

14   TYPE OF REPORTING PERSON*

  IN

Item 1.   Security and Issuer.

     This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5650 York Street, Commerce City, Colorado 80022.

Item 2.   Identity and Background.

     (a), (b) and (c). This Schedule 13D is being filed by Mark W. Harding ("Harding"), whose business address is 5650 York Street, Commerce City, Colorado 80022. The principal occupation of Harding is his employment as Secretary of the Company. The address of the Company's executive offices is set forth in Item 1 above.

     (d)  and  (e).  Harding has not, during the  last  five
years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)  Harding is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     On  March 30, 1990, Harding acquired 210,000 shares  of
Common Stock from the Company for $20,000.00 The purchase price was paid with personal funds.

     On June 15, 1992, Harding was granted a currently exercisable non-statutory option to purchase 4,000,000 shares of Common Stock at an exercise price of $.25 per share (the "1992 NSO"). On March 12, 1996, the board of directors authorized extending the term of the 1992 NSO for an additional five (5) years. No price was paid for the 1992 NSO or the extension thereof. It was issued as an incentive for continued service by Harding to the Company.

     On March 12, 1996, Harding was granted a non-statutory option to purchase 3,000,000 shares of Common Stock at an exercise price of $.25 per share (the "1996 NSO").
2,000,000 shares are currently exercisable, the remaining 1,000,000 shares vest in annual increments of 250,000 shares each beginning on March 12, 1997. No price was paid for the 1996 NSO. It was issued as an incentive for continued service by Harding to the Company.

Item 4.   Purpose of Transaction.

     The Common Stock acquired to date by Harding was acquired for investment purposes.

    Harding has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, Harding reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Item 5.   Interest in Securities of the Issuer.

    (a) Harding owns 6,210,000 shares of Common Stock which is 7.4% of the outstanding and issued Common Stock of the Company.

     (b) Harding has sole power to dispose of 6,210,000 shares of Common Stock. Harding has the sole power to vote 210,000 shares of Common Stock and if currently exercisable options were exercised, Harding would have the sole power to vote 6,210,000 shares of Common Stock.

    (c)  None.

    (d)  None.

    (e)  Not applicable.

Item   6.     Contracts,  Arrangements,  Understandings   or
Relationships with Respect to
     Securities of the Issuer.

     See Item 3 above for a description of the 1992 NSO and the 1996 NSO.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A  Amended and Restated Option Agreement  (Non-
                Statutory Stock Option) dated March 12, 1996.

                        Page 5 of 12 pages.

    Exhibit B  Option Agreement (Non-Statutory Stock Option)
               dated March 12, 1996.  Page 9 of 12 pages.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 3, 1996                           /s/ Mark W.Harding
                                       -------------------
                                       Mark W. Harding

                    AMENDED AND RESTATED
                      OPTION AGREEMENT
                (NON-STATUTORY STOCK OPTION)


           THIS AMENDED AND RESTATED OPTION AGREEMENT (this "Agreement") is made and entered into as of March 12, 1996, by and between PURE CYCLE CORPORATION (the "Company") and Mark W. Harding (the "Optionee") (together, the "Parties").

                         RECITALS:

     A. On June 15, 1992, the board of directors of the Company adopted a Stock Option Plan (the "Plan") under which employees of the Company may receive options to purchase
Common Stock of the Company.

     B. The Optionee has been selected to receive a non-statutory stock option pursuant to the Plan and the Parties entered into an Option Agreement on June 15, 1992 (the "1992
Agreement").

     C.    On March 12, 1996, the board of directors of  the
Company  authorized extending the term of the option granted pursuant  to the 1992 Agreement for an additional  five  (5)
years.

     D. The Parties desire to reflect such amendment by amending and restating the 1992 Agreement.

                         AGREEMENT:

          IT IS THEREFORE agreed by and between the Parties, for and in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, as follows:

     1. This Agreement amends, restates and supersedes in its entirety the 1992 Agreement.

     2. The Company hereby confirms and acknowledges that it has granted to the Optionee, on June 15, 1992, an option to purchase 4,000,000 (Four Million) shares of Common Stock of the Company (the "Option") upon the terms and conditions herein set forth and subject to the terms and conditions of the Plan. The Option is granted as a matter of separate agreement, and not in lieu of salary or any other regular or special compensation for services.

     3. The purchase price of the shares which may be purchased pursuant to the Option is $.25 per share.

     4.    The  Option shall continue until  June  15,  2002
unless sooner terminated or modified under the provisions of this Agreement and shall automatically expire at 12:00 a.m.
on such date.

     5. The Option is immediately exercisable by the Optionee.

     6. If the Optionee dies or is disabled within the meaning of Section 22(e)(3) of the Code while still employed, or within the six-month period following termination for any reason, or within the twenty-four month period following retirement, the Option shall remain exercisable after the termination of his employment for a period of twenty-four months (but in no event beyond the expiration date set forth in paragraph 4). If the Optionee terminates his employment with the Company in a manner determined by the Board, in its sole discretion, to constitute retirement, the Option shall remain exercisable after the termination of his employment for a period of twenty-four months (but in no event beyond the expiration date set forth in paragraph 4). If the employment of the Optionee is terminated within the Option Period for any reason other than retirement, disability or the Optionee's death, the Option shall remain exercisable after the termination of his employment for a period of six months (but in no event beyond the expiration date set forth in paragraph 4). If the Option is not exercised during the applicable period, it shall be deemed to have been forfeited and of no further force or effect.

     7. The Option may not be exercised by anyone other than the Optionee during his lifetime. In the event of his death, the Option may be exercised by the personal representative of the Optionee's estate or, if no personal representative has been appointed, by the successor or successors in interest determined under the Optionee's will or under the applicable laws of descent and distribution. The Option may not be assigned or transferred during the lifetime of the Optionee, either voluntarily or involuntarily, including execution, levy, garnishment, attachment, pledge or bankruptcy, and any attempt to do so shall render the Option and any unexercised portion thereof, at the discretion of the Company, null and void and unenforceable by the Optionee.

     8.   The Option may be exercised in whole or in part by
delivering  to  the  Company  written  notice  of   exercise
together with payment in full for the shares being purchased upon such exercise.

     9. The Company will, upon receipt of said notice and payment, issue or cause to be issued to the Optionee (or to his personal representative or other person entitled thereto) a stock certificate for the number of shares purchased thereby.

     10. Neither this Option nor the optioned shares have been registered under the Securities Act of 1933, as amended (the "Act"), or under any blue sky or other state securities laws. Optionee therefore represents and agrees that: (i) the Option shall not be exercisable unless the purchase of optioned shares upon the exercise of the Option is pursuant to an applicable effective registration statement under the Act, or unless, in the opinion of counsel for the Company, the proposed purchase of such optioned shares would be exempt from the registration requirements of the Act, and from the qualification requirements of any state securities law; (ii) upon exercise of the Option, he will acquire the optioned shares for his own account for investment and not with any intent or view to any distribution, resale or other disposition of the optioned shares; (iii) he will not sell or transfer the optioned shares, unless they are registered under the Act, except in a transaction that is exempt from registration under the Act, and each certificate issued to represent any of the optioned shares shall bear a legend calling attention to the foregoing restrictions and agreements. The Company may require, as a condition of the exercise of the Option, that the Optionee sign such further representations and agreements as it reasonably determines to be necessary or appropriate to assure and to evidence compliance with the requirements of the Act.

     11. In consideration of the granting by the Company of the Option and the extension thereof, the Optionee hereby affirms that he has a present intention to remain in the employ and service of the Company, for the period that this Option continues. This affirmation, however, shall confer no right on the Optionee to continue in the employ of the Company, nor interfere in any way with the right of the Company to discharge the Optionee at any time for any reason whatsoever, with or without cause.

     12. The Optionee shall have no rights as a stockholder with respect to the shares of Common Stock which may be purchased pursuant to the Option until such shares are issued to the Optionee.

     13. In the event of a change of control of the Company as defined in Section 9.2 of the Plan, the Incentive Plan Committee shall have the power and discretion to prescribe the terms and conditions for the exercise of, or modification of, the Option; including, but not limited to, the complete or partial acceleration of the date of exercise of the Option, or the exchange or conversion of the Option for options to acquire securities of the surviving or acquiring corporation, or the payment or distribution in respect of the outstanding Option (or the portion thereof that is currently exercisable) in cancellation thereof.

     14.   THIS  AGREEMENT  IS ENTERED  INTO  AND  SHALL  BE
GOVERNED  BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH  THE
LAWS OF THE STATE OF COLORADO.

                        PAGE 8 0F 13

    15. The terms and conditions contained in the Plan, and as it may be amended from time to time hereafter, are incorporated into and made a part of this Agreement by reference, as if the same were set forth herein in full, and all provisions of the Option are made subject to any and all terms of the Plan.

     IN WITNESS WHEREOF, the parties have hereunto affixed their signatures in acknowledgment and acceptance of the above terms and conditions on the date first above mentioned.

                                   PURE CYCLE CORPORATION

                                   By:/s/ Thomas P. Clark
                                   ----------------------------
                                   Thomas P. Clark, President


                                   OPTIONEE

                                   /s/ Mark W. Harding
                                   ----------------------------
                                   Mark W. Harding

                      OPTION AGREEMENT
                (NON-STATUTORY STOCK OPTION)


     THIS AGREEMENT is made and entered into as of March 12, 1996, by and between PURE CYCLE CORPORATION (the "Company") and Mark W. Harding (the"Optionee") (together, the "Parties").

                         RECITALS:

     A.    On  June 15, 1992, the Board of Directors of  the
Company adopted a Stock Option Plan (the "Plan") under which employees of the Company may receive options to purchase
Common Stock of the Company.

     B. The Plan permits the granting of non-statutory stock options.

     C. The Optionee has been selected to receive a non-statutory stock option pursuant to the Plan.

     D. The Optionee is desirous of obtaining the non-statutory stock option on the terms and conditions herein contained.

     IT  IS THEREFORE agreed by and between the Parties, for
and   in  consideration  of  the  premises  and  the  mutual
covenants herein contained and for other good and valuable consideration, as follows:

      1. The Company hereby confirms and acknowledges that it has granted to the Optionee, on March 12, 1996, an option to purchase 3,000,000 (Three Million) shares of Common
Stock of the Company (the "Option") upon the terms and conditions herein set forth and subject to the terms and conditions of the Plan. The Option is granted as a matter of separate agreement, and not in lieu of salary or any other regular or special compensation for services.

      2. The purchase price of the shares which may be purchased pursuant to the Option is $.25 per share.

      3. The Option shall continue for six years after the date of grant set forth in paragraph 1 unless sooner terminated or modified under the provisions of this Agreement, and shall automatically expire at 12:00 a.m. on the sixth anniversary of such date of grant.

      4. The Option may be exercised by the Optionee to purchase the total number of shares specified in paragraph
1, as follows:

     (i) 2,000,000 (Two Million) of the shares shall be immediately exercisable;

    (ii)  One-quarter (1/4) of the remaining shares,
          or 250,000 (Two Hundred  Fifty  Thousand)
          shares, shall become exercisable on   the
          first anniversary of the date of grant;

   (iii)  An  additional  one-quarter  (1/4) of the
          remaining shares, or 250,000 (Two Hundred
          Fifty  Thousand)  shares,  shall   become
          exercisable on the second anniversary of the date of grant;

    (iv)  An additional one-quarter  (1/4)  of  the
          remaining shares, or 250,000 (Two Hundred
          Fifty   Thousand)  shares,  shall  become
          exercisable on the third anniversary of the date of grant; and

     (v)  The remaining one-quarter  (1/4)  of  the
          remaining shares, or 250,000 (Two Hundred
          Fifty   Thousand)  shares,  shall  become
          exercisable on the fourth anniversary of the date of grant;

      The Optionee need not exercise any part of the Option when it becomes exercisable, but may accrue the fractional increments described above and exercise them in any later period, prior to expiration of the Option.

      5. If the Optionee dies or is disabled within the meaning of Section 22(e)(3) of the Code while still employed, or within the six-month period following termination for any reason, or within the twenty-four month period following retirement, the Option, to the extent then exercisable as provided in paragraph 4, shall remain exercisable after the termination of his employment for a period of twenty-four months (but in no event beyond the expiration date set forth in paragraph 3). If the Optionee terminates his employment with the Company in a manner determined by the Board, in its sole discretion, to constitute retirement, the Option, to the extent then exercisable as provided in paragraph 4, shall remain exercisable after the termination of his employment for a period of twenty-four months (but in no event beyond the expiration date set forth in paragraph 3). If the employment of the Optionee is terminated within the Option Period for any reason other than retirement, disability or the Optionee's death, the Option, to the extent then exercisable as provided in paragraph 4, shall remain exercisable after the termination of his employment for a period of six months (but in no event beyond the expiration date set forth in paragraph 3). If the Option is not exercised during the applicable period, it shall be deemed to have been forfeited and of no further force or effect.

      6. The Option may not be exercised by anyone other than the Optionee during his lifetime. In the event of his death, the Option may be exercised by the personal representative of the Optionee's estate or, if no personal representative has been appointed, by the successor or successors in interest determined under the Optionee's will or under the applicable laws of descent and distribution. The Option may not be assigned or transferred during the lifetime of the Optionee, either voluntarily or involuntarily, including execution, levy, garnishment, attachment, pledge or bankruptcy, and any attempt to do so shall render the Option and any unexercised portion thereof, at the discretion of the Company, null and void and unenforceable by the Optionee.

     7.   The Option may be exercised in whole or in part by
delivering  to  the  Company  written  notice  of   exercise
together with payment in full for the shares being purchased upon such exercise.

      8. The Company will, upon receipt of said notice and payment, issue or cause to be issued to the Optionee (or to his personal representative or other person entitled hereto) a stock certificate for the number of shares purchased thereby.

      9. Neither this Option nor the optioned shares have been registered under the Securities Act of 1933, as amended (the "Act"), or under any blue sky or other state securities laws. Optionee therefore represents and agrees that: (i) the Option shall not be exercisable unless the purchase of optioned shares upon the exercise of the Option is pursuant to an applicable effective registration statement under the Act, or unless, in the opinion of counsel for the Company, the proposed purchase of such optioned shares would be exempt from the registration requirements of the Act, and from the qualification requirements of any state securities law; (ii) upon exercise of the Option, he will acquire the optioned shares for his own account for investment and not with any intent or view to any distribution, resale or other disposition of the optioned shares; (iii) he will not sell or transfer the optioned shares, unless they are registered under the Act, except in a transaction that is exempt from registration under the Act, and each certificate issued to represent any of the optioned shares shall bear a legend calling attention to the foregoing restrictions and agreements. The Company may require, as a condition of the exercise of the Option, that the Optionee sign such further representations and agreements as it reasonably determines to be necessary or appropriate to assure and to evidence compliance with the requirements of the Act.

     10. In consideration of the granting by the Company of the Option, the Optionee hereby affirms that he has a present intention to remain in the employ and service of the Company for the period that this Option continues. This affirmation, however, shall confer no right on the Optionee to continue in the employ of the Company, nor interfere in any way with the right of the Company to discharge the Optionee at any time for any reason whatsoever, with or without cause.

     11. The Optionee shall have no rights as a stockholder with respect to the shares of Common Stock which may be purchased pursuant to the Option until such shares are issued to the Optionee.

     12. In the event of a change of control of the Company as defined in Section 9.2 of the Plan, the Incentive Plan Committee shall have the power and discretion to prescribe the terms and conditions for the exercise of, or modification of, the Option; including, but not limited to, the complete or partial acceleration of the date of exercise of the Option, or the exchange or conversion of the Option for options to acquire securities of the surviving or acquiring corporation, or the payment or distribution in respect of the outstanding Option (or the portion thereof that is currently exercisable) in cancellation thereof.

      13.   THIS  AGREEMENT IS ENTERED  INTO  AND  SHALL  BE
GOVERNED  BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH  THE
LAWS OF THE STATE OF COLORADO.

      14. The terms and conditions contained in the Plan, and as it may be amended from time to time hereafter, are incorporated into and made a part of this Agreement by reference, as if the same were set forth herein in full, and all provisions of the Option are made subject to any and all terms of the Plan.

     IN WITNESS WHEREOF, the parties have hereunto affixed their signatures in acknowledgment and acceptance of the above terms and conditions on the date first above mentioned.

                                   PURE CYCLE CORPORATION

                                   By:/s/ Thomas P. Clark
                                   --------------------------
                                   Thomas P. Clark, President


                                   OPTIONEE

                                   /s/ Mark W. Harding
                                   --------------------------
                                   Mark W. Harding